Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Security Holders Approve Transaction for
C$41M Non-Dilutive Financing

For Immediate Release – December 18, 2008

VANCOUVER, BRITISH COLUMBIA – Ballard Power Systems Inc. (TSX: BLD)(NASDAQ: BLDP) announced that securityholders have approved the previously announced transaction with Superior Plus Income Fund (TSX: SPF.UN)(www.superiorplus.com) to reorganize the Company’s business, resulting in a non-dilutive financing with net cash proceeds of approximately C$41 million (US$34 million). Of the securities voted, 98.3% were voted in favor of the transaction.

John Sheridan, Ballard’s President and CEO said, “This transaction is very positive for Ballard, as evidenced by the overwhelming support from shareholders. The non-dilutive financing will allow Ballard to execute its growth plan without any need for public market financing for the foreseeable future.”

Various other customary closing conditions remain to be satisfied, including obtaining a final order approving the Arrangement from the Supreme Court of British Columbia. A final hearing on the Arrangement will be held at the Court on December 22, 2008. The transaction is expected to close on or about December 31, 2008. Details of the transaction are contained in Ballard’s Management Information Circular dated November 14, 2008. This document is available at www.sedar.com, www.sec.gov/edgar.shtml and on Ballard’s website, www.ballard.com.

About Ballard Power Systems

Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

The securities to be issued in connection with the transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws

Ballard Power Systems Inc. News Release	Ballard Power Systems 9000 Glenlyon Parkway Burnaby BC V5J 5J8 Canada Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com

Ballard Security Holders Approve Transaction for
C$41M Non-Dilutive Financing

and may not be offered or sold within the United States unless an exemption from such registration requirements is available.

For further information, or to arrange an interview with a Ballard spokesperson, please call:

Amy Harada Bradley

Ballard Power Systems

604-412-7913

amy.harada@ballard.com

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.